UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F   ☒  Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Sale of Double Down Interactive LLC to DoubleU Games
as Part of New Strategic Partnership in Social Casino

On April 17, 2017, International Game Technology PLC (the “Company”) announced it has reached an agreement to sell its social casino subsidiary, Double Down Interactive LLC, to an affiliate of DoubleU Games Co., Ltd. (“DoubleU Games”), a global social casino operator headquartered in Seoul, South Korea, for a cash purchase price of approximately $825 million (the “Sale”).  Upon the closing of the Sale, the parties will enter into a game development and distribution agreement pursuant to which DoubleU Games will offer the Company’s extensive casino game library on DoubleU Games’ social casino platforms, in exchange for ongoing royalties to the Company.

The Sale has been approved by the board of directors of each of IGT and DoubleU Games, and remains subject to customary closing conditions, including regulatory approvals. The Sale is anticipated to be completed in the second quarter of 2017.

A copy of the press release announcing the above matter is set forth in Exhibit 99.1, which is being furnished herewith.

Exhibit Number	Description

99.1	Press Release “IGT Announces Agreement to Sell Double Down Interactive LLC to DoubleU Games as Part of New Strategic Partnership in Social Casino,” dated April 17, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2017	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release “IGT Announces Agreement to Sell Double Down Interactive LLC to DoubleU Games as Part of New Strategic Partnership in Social Casino,” dated April 17, 2017